SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 02 November 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

BT Group plc
Results for the second quarter to 30 September 2017
2 November 2017
BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2017.

Key developments for the quarter
Strategic:
●          Bringing together BT Consumer and EE is progressing well under new leadership team
●          Openreach consultation identified broad industry support and key enablers for a large-scale FTTP broadband network
●          Voluntary offer made to deliver the Government's goal for universal broadband access
●          Continued improvement in customer experience metrics; Group NPS1 up 3.8 points and Right First Time up 2.3%
●          Transformation programme and restructuring initiatives on track
●          Review of future pension benefits continues and we expect to consult with affected employees on proposed changes shortly
Operational:
●          BT Consumer revenue generating units per customer increased 3% to 2.01; monthly mobile ARPU up 9% to £20.9
●          Mobile postpaid net subscriber additions of 279,000, with low churn of 1.2%
●          Openreach fibre connections remain high at 505,000, with fibre broadband now passing 27.1m UK premises
●          Order intake up 22% to £3.8bn for Business and Public Sector and up 32% to £1.8bn for Wholesale and Ventures, on a 12-month rolling basis
●          Taking robust actions to improve the performance of Global Services
Financial:
●          Reported revenues down 1% to £5,949m and underlying2 revenue down 1.5%
●          Adjusted2 EBITDA decreased 4% to £1,811m, reflecting investment in sports rights and customer experience, along with higher pension costs, business rates and decline in Global Services partly offset by cost savings
●          Net cash inflow from operating activities of £1,270m down £464m, and normalised free cash flow2 of £689m down £205m due to working capital phasing and higher capital expenditure
●          Interim dividend for future years set at 30% of prior year's full year dividend.   Interim dividend for this year held flat at 4.85 pence per share.  Progressive dividend policy unchanged
●          Full year outlook maintained

Gavin Patterson, Chief Executive, commenting on the results, said
"Our first half results are in line with our expectations as encouraging results in our consumer facing lines of business, notably EE, helped offset ongoing challenges in our enterprise divisions, in particular Global Services. Given our underlying business performance, we are maintaining our outlook for the year.

"As the UK's leading converged telecommunications provider we continue to make positive progress on all our strategic priorities.  Improving customer experience is critical to our success and we have seen continued positive progress underpinned by investments in operational improvements, increased network quality and customer-centric product development.  Our integration and restructuring programmes are also on track to deliver run-rate savings of £250m and £150m respectively by the end of this year.  We are working closely with the UK Government, Ofcom and our Communications Provider partners to find the right solutions to accelerate the deployment of fibre and our universal broadband commitment.  We are committed to delivering ultrafast speeds to 12 million premises by the end of 2020.

"From next year the interim dividend per share will be fixed at 30% of the prior year's full year dividend.  However, in this transitional year, we are proposing to hold our interim dividend at 4.85 pence per share.  Our progressive dividend policy remains unchanged."

	Second quarter to 30 September 2017		Half year to 30 September 2017
	£m	Change4	£m	Change4
Reported measures
Revenue	5,949	(1)%	11,786	-
Profit before tax	666	(1)%	1,084	(22)%
Basic earnings per share	5.3p	(7)%	8.2p	(29)%
Net cash inflow from operating activities	1,270	£(464)m	2,585	£(483)m
Interim dividend			4.85p	-

Adjusted measures
Change in underlying2 revenue excluding transit		(1.5)%		(0.7)%
Adjusted2 EBITDA	1,811	(4)%	3,596	(3)%
Change in underlying2 EBITDA		(4.1)%		(3.3)%
Adjusted2 profit before tax	789	(10)%	1,580	(6)%
Adjusted2 basic earnings per share	6.4p	(11)%	12.7p	(8)%
Normalised free cash flow2	689	£(205)m	1,245	£(97)m
Net debt2			9,520	£(47)m3

1 Group NPS measures Net Promoter Score in our retail businesses and Net Satisfaction in our wholesale businesses
2 See Glossary on page 2
3 Revised, see note 1 to the condensed consolidated financial statements
4 Measured against the comparative period in the prior year

Group results for the second quarter to 30 September 2017

	Second quarter to 30 September			Half year to 30 September
	2017	2016	Change	2017	2016	Change
	£m	£m	%	£m	£m	%
Revenue
- reported	5,949	6,007	(1)	11,786	11,782	-
- adjusted1	5,951	6,053	(2)	11,800	11,828	-
- change in underlying1 revenue excluding transit			(1.5)			(0.7)
EBITDA
- reported	1,742	1,739	-	3,209	3,524	(9)
- adjusted1	1,811	1,888	(4)	3,596	3,706	(3)
- change in underlying1 EBITDA			(4.1)			(3.3)
Operating profit
- reported	850	870	(2)	1,452	1,800	(19)
- adjusted1	919	1,019	(10)	1,839	1,982	(7)
Profit before tax
- reported	666	671	(1)	1,084	1,388	(22)
- adjusted1	789	873	(10)	1,580	1,675	(6)
Basic earnings per share
- reported	5.3p	5.7p	(7)	8.2p	11.6p	(29)
- adjusted1	6.4p	7.2p	(11)	12.7p	13.8p	(8)
Interim dividend				4.85p	4.85p	-
Capital expenditure	858	803	7	1,693	1,580	7
Normalised free cash flow1	689	894	(23)	1,245	1,342	(7)
Net debt1				9,520	9,5672	£(47)m

Line of business results

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
Second quarter to	2017	2016	Change	2017	2016	Change	2017	2016	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Consumer	1,261	1,251	1	245	252	(3)	23	90	(74)
EE	1,326	1,277	4	326	282	16	224	135	66
Business and Public Sector	1,153	1,177	(2)	358	387	(7)	270	306	(12)
Global Services	1,262	1,409	(10)	81	132	(39)	46	58	(21)
Wholesale and Ventures	505	522	(3)	187	204	(8)	120	155	(23)
Openreach	1,281	1,273	1	624	630	(1)	184	456	(60)
Other	3	1	n/m	(10)	1	n/m	(178)	(306)	(42)
Intra-group items	(840)	(857)	(2)	-	-	-	-	-	-
Total	5,951	6,053	(2)	1,811	1,888	(4)	689	894	(23)
1  See Glossary
2 Revised, see note 1 to the condensed consolidated financial statements
n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items
Free cash flow	Cash generated from operations (after capital expenditure) excluding pension deficit payments and after interest, tax and non-current asset investments
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged

Normalised free cash flow	Free cash flow before specific items and the cash tax benefit of pension deficit payments
Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 4 on page 28
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 2 on page 35

Reconciliations to the most directly comparable IFRS measures are in Additional Information on pages 35 to 37.  Our commentary focuses on the trading results on an adjusted basis. Unless otherwise stated in the commentary, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  Further information is provided in note 1 on page 35.

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Signatures

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 02 November 2017